as of October 18, 1997

Mr. Geoffrey P. Jurick
c/o Emerson Radio (Hong Kong) Ltd.
705 - 711, Tower 2
The Gateway
25-27 Canton Road
Kowloon, Hong Kong

   AMENDMENT NO. 1 TO EXTENSION OF EMPLOYMENT AGREEMENTS, DATED APRIL 16, 1997

Dear Mr. Jurick:

This letter will confirm that you and Emerson Radio Corp. ("Emerson") have agreed to amend certain terms and conditions of the Employment Agreement between you and Emerson, dated July 2, 1992, as amended by Extension of Employment
Agreements, dated  April  16, 1997   ("Extension   Agreement")(hereinafter,
collectively "Emerson Employment Agreement"). Accordingly, it is hereby agreed that Section 3 (a) of the Emerson Employment Agreement is deleted in its entirety and Section 3 (c) is amended to delete reference to any Additional Benefits, as defined therein, other than life, travel or accident insurance and executive contingent compensation plans, including, without limitation, capital accumulation programs and stock purchase, restricted stock and stock option plans.

The parties hereto also expressly acknowledge and agree that, except as expressly set forth herein, each of the Emerson Employment Agreement, the Extension Agreement, the two (2) Employment Agreements between you and Emerson Radio (Hong Kong) Ltd. and you and Emerson Radio (B.V.I.), Ltd., both dated July 2, 1992 and also amended by the Extension Agreement, shall not be deemed to be further amended or modified, and shall remain in full force and effect.

Please indicate your agreement to the terms of this letter in the space provided below.


Very truly yours,


Emerson Radio Corp.                          Acknowledged and Agreed
                                             to as of the 18th day of
By:_______________                           October, 1997
      (Name)

      _______________                        ______________________
      (Title)                                Geoffrey P. Jurick